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April 26, 2011

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael McTiernan

Assistant Director

Re:	AG Mortgage Investment Trust, Inc.

Registration Statement on Form S-11 (SEC File No. 333-172656)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of AG Mortgage Investment Trust, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on April 28, 2011 or as soon thereafter as practicable. This request for acceleration supersedes the request we submitted on April 25, 2011.

Pursuant to Rule 460 under the Act, please be advised that the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated April 18, 2011 (the “Preliminary Prospectus”):

No. of Copies
Prospective Underwriters	3,960
Dealers	1,937
Institutions	686
Others	1,843

Total	8,426

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH                         INCORPORATED

J.P. MORGAN SECURITIES LLC

UBS SECURITIES LLC

As Representatives of the several Underwriters

MERRILL LYNCH, PIERCE, FENNER & SMITH                         INCORPORATED

By:	/s/ Richard A. Diaz
Name:	Richard A. Diaz
Title:	Authorized Signatory

J.P. MORGAN SECURITIES LLC

By:	/s/ Ray Craig
Name:	Ray Craig
Title:	Executive Director

UBS SECURITIES LLC

By:	/s/ Andrew Platt
Name:	Andrew Platt
Title:	Executive Director

By:	/s/ Justin P. Nance
Name:	Justin P. Nance
Title:	Associate Director